Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

	2004		2003		2002

Net income (loss)	$(1,649)		$69		$(480)

Class A Unitholders (ownership percentage)	x	99%	x	99%	X	99%

Net income (loss) allocable to Class A Unitholders	$(1,632)		$68		$(475)

Class A Units outstanding	7,500		7,500		7,500

Net income (loss) per Class A Unit	$(0.22)		$0.01		$(0.06)